UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-211316-01

AMERICAN SNUFF COMPANY, LLC

(Exact name of registrant as specified in its charter)

5106 Tradeport Drive

Memphis, TN 38141

(901) 761-2050

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:

David M. Eaton, Esq.

Kilpatrick Townsend & Stockton LLP

Suite 2800, 1100 Peachtree Street

Atlanta, GA 30309-4528

(404)815-6500

Guarantee of 2.300% Senior Notes due 2017 of Reynolds American Inc.

Guarantee of 2.300% Senior Notes due 2018 of Reynolds American Inc.

Guarantee of 8.125% Senior Notes due 2019 of Reynolds American Inc.

Guarantee of 6.875% Senior Notes due 2020 of Reynolds American Inc.

Guarantee of 3.250% Senior Notes due 2020 of Reynolds American Inc.

Guarantee of 4.000% Senior Notes due 2022 of Reynolds American Inc.

Guarantee of 3.250% Senior Notes due 2022 of Reynolds American Inc.

Guarantee of 3.750% Senior Notes due 2023 of Reynolds American Inc.

Guarantee of 4.850% Senior Notes due 2023 of Reynolds American Inc.

Guarantee of 4.450% Senior Notes due 2025 of Reynolds American Inc.

Guarantee of 5.700% Senior Notes due 2035 of Reynolds American Inc.

Guarantee of 7.250% Senior Notes due 2037 of Reynolds American Inc.

Guarantee of 8.125% Senior Notes due 2040 of Reynolds American Inc.

Guarantee of 7.000% Senior Notes due 2041 of Reynolds American Inc.

Guarantee of 4.750% Senior Notes due 2042 of Reynolds American Inc.

Guarantee of 6.150% Senior Notes due 2043 of Reynolds American Inc.

Guarantee of 5.850% Senior Notes due 2045 of Reynolds American Inc.

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Guarantee of 2.300% Senior Notes due 2017 of Reynolds American Inc.: 0

Guarantee of 2.300% Senior Notes due 2018 of Reynolds American Inc.: 0

Guarantee of 8.125% Senior Notes due 2019 of Reynolds American Inc.: 0

Guarantee of 6.875% Senior Notes due 2020 of Reynolds American Inc.: 0

Guarantee of 3.250% Senior Notes due 2020 of Reynolds American Inc.: 0

Guarantee of 4.000% Senior Notes due 2022 of Reynolds American Inc.: 0

Guarantee of 3.250% Senior Notes due 2022 of Reynolds American Inc.: 0

Guarantee of 3.750% Senior Notes due 2023 of Reynolds American Inc.: 0

Guarantee of 4.850% Senior Notes due 2023 of Reynolds American Inc.: 0

Guarantee of 4.450% Senior Notes due 2025 of Reynolds American Inc.: 0

Guarantee of 5.700% Senior Notes due 2035 of Reynolds American Inc.: 0

Guarantee of 7.250% Senior Notes due 2037 of Reynolds American Inc.: 0

Guarantee of 8.125% Senior Notes due 2040 of Reynolds American Inc.: 0

Guarantee of 7.000% Senior Notes due 2041 of Reynolds American Inc.: 0

Guarantee of 4.750% Senior Notes due 2042 of Reynolds American Inc.: 0

Guarantee of 6.150% Senior Notes due 2043 of Reynolds American Inc.: 0

Guarantee of 5.850% Senior Notes due 2045 of Reynolds American Inc.: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, American Snuff Company, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN SNUFF COMPANY, LLC

Date: August 17, 2017	By:	/s/ Daniel A. Fawley
Name: Daniel A. Fawley
Title: Vice President and Treasurer